Filed Pursuant to Rule 424(b)(3)

Registration No. 333-123285

UNITS OF BENEFICIAL INTEREST

AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST

Prospectus Supplement Dated January 27, 2006

to Prospectus Dated April 18, 2005

as previously supplemented by Prospectus Supplement Dated June 14, 2005 and Prospectus Supplement Dated August 18, 2005

INTRODUCTION

This is a Supplement to the Prospectus dated April 18, 2005 (the “Prospectus”), as previously supplemented by Prospectus Supplement dated June 14, 2005 and Prospectus Supplement dated August 18, 2005 (each a “Prospectus Supplement” and collectively, the “Prospectus Supplements”), for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the “Collective Trust”). This Supplement describes two changes with respect to the Collective Trust: (1) changes affecting the Large-Cap Growth Equity Fund, expected to be effective on or about March 1, 2006; and (2) changes affecting the Participant Advisor Services provided by Financial Engines, Inc.®, expected to be effective on or about March 1, 2006.

Generally, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus and the prior Prospectus Supplements, which previously were sent to you. Upon written or oral request, State Street Bank and Trust Company of New Hampshire (“State Street”), a subsidiary of State Street Bank and Trust Company (“State Street Bank”), will provide you with a copy of the Prospectus and the Prospectus Supplements, without charge. You can request the Prospectus and the Prospectus Supplements from State Street by writing to the ABA Members Retirement Program, Post Office Box 5142, Boston, Massachusetts 02206-5142 or by calling (800) 348-2272; or from the Web site of the American Bar Association Members Retirement Program (the “Program”) at www.abaretirement.com, where you also can access an electronic version of the Prospectus and the Prospectus Supplements.

CHANGES TO LARGE-CAP GROWTH EQUITY FUND

As described in the Prospectus, State Street retains various Investment Advisors to advise it with respect to certain of the Funds maintained under the Collective Trust as investment options under the Program. State Street generally may remove an Investment Advisor and may appoint new Investment Advisors upon consultation with ABA Retirement Funds (formerly called the American Bar Retirement Association), as sponsor of the Program. State Street has determined to change one of the Investment Advisors for the Large-Cap Growth Equity Fund, as described below. The disclosure under the subcaption “Investment Advisors” below is intended to replace the disclosure in the first paragraph appearing beneath such subcaption under “Large-Cap Growth Equity Fund” on page 38 of the Prospectus.

Investment Advisors. Since January 1992, the Investment Advisors retained by State Street to provide investment advice and arrange for the execution of purchases and sales of securities for the actively managed portion of the Large-Cap Growth Equity Fund have consisted of Capital Guardian Trust Company (“Capital Guardian”) and RCM Capital Management LLC (“RCM”). Effective on or about March 1, 2006, the Investment Advisors to State Street with respect to the actively managed portion of the Large-Cap Growth Equity Fund will be changed by the replacement of RCM with a new Investment Advisor, T. Rowe Price Associates, Inc. (“T. Rowe Price”). Capital Guardian will continue to serve as an Investment Advisor with respect to the portion of the Fund’s assets for which it now provides advice.

State Street determines the percentage of the assets of the Fund to be allocated to the actively managed and indexed portions of the Fund. Unless altered by State Street, 66 2/3% of the assets of the Fund will be allocated to the actively managed portion and 33 1/3% will be allocated to the indexed portion. State Street determines the percentage of the assets of the Fund to be allocated to each Investment Advisor. Unless altered by State Street, 33 1/3% of the assets of the Fund will be allocated to each of the two Investment Advisors managing the actively managed portion of such assets and 33 1/3% will be allocated to the indexed portion. Income and gains attributable to the assets allocated to each portion remain allocated to that portion unless and until reallocated by State Street, and any differences in relative investment performance of the various portions of the Fund’s assets can change the percentage of total assets of the Fund for which State Street obtains investment advice from each Investment Advisor. State Street allocates contributions and transfers to, and withdrawals and transfers from, the Fund among the portions of the Fund’s assets in a manner intended to achieve the targeted allocations. State Street may also, in its discretion, reallocate assets among the portions in order to avoid excessive deviation from the targeted allocations.

T. Rowe Price Associates, Inc. T. Rowe Price is a Maryland corporation located at 100 East Pratt Street, Baltimore, Maryland 21202. T. Rowe Price is a wholly-owned subsidiary of T. Rowe Price Group, Inc., a publicly traded financial services holding company. Founded in 1937, the firm has over 68 years of experience and provides investment management services to individual and institutional investor accounts including the T. Rowe Price family of mutual funds. Together with its affiliated entities, T. Rowe Price had approximately $231.8 billion in assets under management as of September 30, 2005.

CHANGES TO DEDUCTIONS AND FEES

INVESTMENT ADVISOR FEES. As described in the Prospectus on pages 75 to 77 under the caption “Investment Advisor Fee,” a fee is paid to each Investment Advisor based on the assets allocated to that Investment Advisor. These fees are accrued on a daily basis and paid monthly from the assets of the respective Funds. Upon completion of the changes in the Investment Advisors described above, the investment advisor fee payable to T. Rowe Price for the portion of the Large-Cap Growth Equity Fund for which it will serve as Investment Advisor will be at an annual rate of .35% of the value of the assets of such portion of the Fund, so long as the value of such assets remains above $200 million in amount (such assets were $297 million as of December 31, 2005). Should the value of the assets in the Fund allocated to T. Rowe Price fall to or below $200 million but remain above $100 million, the investment advisor fee payable to T. Rowe Price will change to an annual rate of .40% of such value, and should the value of such assets fall to or below $100 million, the investment advisor fee will change to an annual rate of .50% of the first $50 million of such value and .45% of such value in excess of $50 million (subject possibly to certain transitional credits in favor of the Fund as asset levels in the portion of the Fund allocated to T. Rowe Price approach the relevant breakpoints). The fees payable to other Investment Advisors are not changed.

CHANGES TO PARTICIPANT ADVISOR SERVICE

As described on pages 70-71 of the Prospectus, State Street Bank has contracted with Financial Engines, Inc.® to make available to Participants the Financial Engines asset allocation investment advisor service. Effective on or about March 1, 2006, the investment advisory services available to Participants are being expanded. The disclosure under the subcaption “Participant Advisor Services” below is intended to replace the disclosure appearing beneath such subcaption under “Contributions and Investment Selection” on pages 70-71 of the Prospectus.

Participant Advisor Service

State Street Bank currently makes available to Participants the asset allocation investment advisor service of Financial Engines, Inc.® (“FE”), an Internet-based personalized defined contribution plan advisor service (the “Online Advisor Service”). The service analyzes investor portfolios, market conditions and investment opportunities that are available to Participants. Participants are solely responsible for determining whether to use or follow the advice provided by FE.

Effective on or about March 1, 2006, the Program expects to engage CitiStreet Advisors LLC, an investment adviser registered under the Investment Advisers Act of 1940, as amended, and a subsidiary of CitiStreet LLC, to make available to Participants through its call center the services of its investment advisor representatives for the telephonic delivery of investment advice and account maintenance and to consolidate with a single investment advisor such services and the Online Advisor Service provided by FE.

CitiStreet Advisors will provide to Investors who are Participants (or beneficiaries) in the ABA Members Retirement Plan (and certain individually designed defined contribution plans) individualized investment advice regarding the investment options under the Collective Trust over the telephone through its investment advisor representatives or via the Internet through access to the Online Advisor Service Web site. This service will provide retirement forecasts and advice, utilizing the computer program of FE, to analyze market conditions and the investment options available under the Collective Trust, as well as information provided by the Investor through an electronic questionnaire or through discussions with an investment advisor representative over the telephone. Based on this analysis, the FE computer program will generate specific portfolio recommendations to the Investor as to the allocation of account balances among the investment options under the Collective Trust. The computer program is based upon the application of economic models and formulae developed by FE that are not specific to CitiStreet Advisors, or its affiliated companies, or the investment options under the Collective Trust, but are based on generally accepted financial planning and investment principles. Hence, neither CitiStreet Advisors nor FE will have any discretion regarding the allocation recommendations generated by the computer program.

The investment advice and recommendations provided to Investors by CitiStreet Advisors are required to be unbiased and solely in the best interest of such Investors. CitiStreet Advisors’ recommendations of specific investment options are prepared and provided without consideration to revenues received by CitiStreet Advisors for the delivery of its services or the advisory fees it charges for the services it provides.

Investors will be solely responsible for determining whether to use or follow the investment advice provided by CitiStreet Advisors. Additional information regarding this service may be obtained from State Street Bank at (800) 348-2272.

The Online Advisor Service of FE to be offered by CitiStreet Advisors will be the same as that currently offered through the Program directly from FE, and the fees for the Online Advisor Service will continue to be included in the program expense fee paid to State Street Bank. Because the program expense fee is charged against the Unit values of the Funds, all Participants investing in the Funds effectively bear the cost of the Online Advisor Service, regardless of whether they actually use the service. See “Deductions and Fees.”

An Investor who elects to receive advice through a call center investment advisor representative and to have the Investor’s account advised by CitiStreet Advisors will incur a monthly charge for this service, payable directly from the Investor’s account as of the last day of each month for which the Investor has elected to receive such advice, based upon the following fee schedule:

Advised Account Balance	Annualized Fee
First $100,000	0.50%
Next $50,000	0.45%
Next $50,000	0.40%
Next $100,000	0.35%
Amounts over $300,000	0.25%

Any Investor who has elected to use this service may elect to discontinue such use as of any month-end by making a request by telephone to a call center investment advisor representative no later than five business days prior to the applicable month-end.

In 1999, State Street Bank made a $5 million equity investment in FE, representing less than 1.3% of FE’s total equity, and entered into an agreement with FE to build a technology link (data transfer protocols and interfaces) between State Street Bank’s recordkeeping database and the FE Internet-based advisor service. Thus, any client of State Street Bank for which State Street Bank provides recordkeeping services may select FE as a provider of its Internet-based asset allocation advisor service and State Street Bank will build a link between its recordkeeping system and the FE system. Except with respect to the Program, State Street Bank is paid a fee for such data transfer service equal to a percentage of the fees paid to FE.

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